VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005 CHICAGO • NEW YORK CITY • WASHINGTON. D.C.
COREY L. ZARSE 312-609-7785 czarse@vedderprice.com

October 29, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management, Room 5001

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”) 1933 Act. No. 33-68666 1940 Act No. 811-8004 Post-Effective Amendment No. 113

Dear Ms. Cole:

On September 1, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 113 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of a new class of shares, Class I shares, of the Aston Dynamic Allocation Fund, an existing series of the Trust (the “Fund”). You provided comments on the Registration Statement to the undersigned by telephone conference on October 6, 2010. The following sets forth those comments and the Trust’s responses to them. All page references are to the Prospectus and the Statement of Additional Information for the Fund included in Post-Effective Amendment No. 113 filed with the Commission on September 1, 2010 pursuant to Rule 485(a) under the Securities Act of 1933. The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about October 29, 2010.

1.    Comment:    Please confirm whether the Fund is sold through an insured depository institution and, if not, please remove disclosures related to insured depository institutions from the cover page and Table of Contents of the Prospectus.

        Response:    The Fund is sold through at least one insured depository institution. The disclosure related to insured depository institutions remains on the cover page of the Prospectus and was removed from the Table Contents.

United States Securities and Exchange Commission

October 29, 2010

2.    Comment:    On the Table of Contents of the Prospectus, please remove any disclosure unrelated to the Table of Contents.

        Response:    The disclosure unrelated to the Table of Contents has been removed.

Based on our discussions, we believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact the undersigned at (312) 609-7785.

Very truly yours,

/s/ Corey L. Zarse

Corey L. Zarse

CZ/vyt

cc:       Gerald Dillenburg

            Deborah Bielicke Eades